UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eventure Interactive, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29965107

(CUSIP Number)

John J. Gordon

100 Bayview Drive

Unit 1818

Sunny Isles Beach, FL 33160

305-439-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 173,845,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 173,845,302
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,845,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 25.8.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based on 672,891,024 shares of common stock outstanding as of September 29, 2015.

Item 1. Security and Issuer.

Eventure Interactive, Inc. – Common Stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)	Name: John J. Gordon.

(b)	Residence or business address: 100 Bayview Drive, Unit 1818, Sunny Isles Beach, FL 33160.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Managing Member, Next Level Aviation, LLC, (a commercial aviation parts trading business), 2080C Tigertail Blvd., Bldg. 1, Dania Beach, FL 33004.

(d)	Criminal Proceedings: None.

(e)	Civil Proceedings: None.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Gordon acquired an aggregate of 173,845,302 shares (the “Shares”) of the Issuer’s common stock (“Common Stock”) with his personal funds.

Item 4. Purpose of Transaction.

Mr. Gordon intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Gordon beneficially owns 173,845,302 shares of Common Stock, representing approximately 25.8% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 672,891,024 shares of common stock outstanding as of September 29, 2015, as disclosed in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 2, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Mr. Gordon has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Mr. Gordon effected the following transactions in the Issuer’s common stock beginning September 8, 2015 and through the date of this filing:

Date	Acquisition / Disposition	Number of Shares	Price per Share ($)	Where and How Effected
9/8/15	Acquisition	1,000,000	0.0014	Open market purchase
9/8/15	Acquisition	3,471,000	0.0015	Open market purchase
9/8/15	Acquisition	2,736,838	0.0016	Open market purchase
9/8/15	Acquisition	3,177,160	0.0016	Open market purchase
9/8/15	Acquisition	918,736	0.0017	Open market purchase
9/9/15	Acquisition	1,828,861	0.0018	Open market purchase
9/9/15	Acquisition	283,239	0.0018	Open market purchase
9/9/15	Acquisition	688,838	0.0021	Open market purchase
9/9/15	Acquisition	1,439,065	0.0022	Open market purchase
9/10/15	Acquisition	4,422,190	0.0025	Open market purchase
9/10/15	Acquisition	500,000	0.0019	Open market purchase
9/10/15	Acquisition	2,601,220	0.002	Open market purchase
9/10/15	Acquisition	1,569,000	0.0019	Open market purchase
9/10/15	Acquisition	1,614,700	0.0021	Open market purchase
9/11/15	Acquisition	1,980,897	0.0026	Open market purchase
9/11/15	Acquisition	1,939,662	0.0029	Open market purchase
9/14/15	Acquisition	10,666	0.0029	Open market purchase
9/14/15	Acquisition	316,231	0.0032	Open market purchase
9/14/15	Acquisition	440,155	0.0031	Open market purchase
9/15/15	Acquisition	12	0.003	Open market purchase
9/15/15	Acquisition	820,300	0.0031	Open market purchase
9/15/15	Acquisition	439,545	0.0037	Open market purchase

Date	Acquisition / Disposition	Number of Shares	Price per Share ($)	Where and How Effected
9/15/15	Acquisition	753,200	0.0035	Open market purchase
9/15/15	Acquisition	2,514,228	0.0032	Open market purchase
9/15/15	Acquisition	3,562,100	0.0032	Open market purchase
9/16/15	Acquisition	2,450,531	0.0034	Open market purchase
9/17/15	Acquisition	1,000,000	0.0028	Open market purchase
9/17/15	Acquisition	2,130,000	0.0029	Open market purchase
9/17/15	Acquisition	74,650	0.0031	Open market purchase
9/17/15	Acquisition	4,356,425	0.0033	Open market purchase.
9/21/15	Acquisition	1,450,175	0.0029	Open market purchase
9/21/15	Acquisition	1,309,625	0.0029	Open market purchase
9/21/15	Acquisition	81	0.0028	Open market purchase
9/21/15	Acquisition	2,738,493	0.0029	Open market purchase
9/21/15	Acquisition	1,805,800	0.0029	Open market purchase
9/21/15	Acquisition	620,365	0.003	Open market purchase
9/21/15	Acquisition	2,830,393	0.0033	Open market purchase
9/22/15	Acquisition	210,000	0.0031	Open market purchase
9/22/15	Acquisition	4,320,000	0.0033	Open market purchase
9/22/15	Acquisition	477,845	0.0031	Open market purchase
9/22/15	Acquisition	543,000	0.0032	Open market purchase
9/22/15	Acquisition	1,092,933	0.0034	Open market purchase
9/22/15	Acquisition	3,821,005	0.0037	Open market purchase
9/22/15	Acquisition	510,000	0.0036	Open market purchase
9/22/15	Acquisition	50,000	0.0038	Open market purchase
9/22/15	Acquisition	1,829,000	0.0039	Open market purchase
9/23/15	Acquisition	1,043,053	0.0045	Open market purchase
9/23/15	Acquisition	200,000	0.0041	Open market purchase
9/23/15	Acquisition	1,207,741	0.0041	Open market purchase
9/23/15	Acquisition	372,607	0.004	Open market purchase
9/25/15	Acquisition	2,333,300	0.0033	Open market purchase
9/25/15	Acquisition	45	0.0032	Open market purchase
9/25/15	Acquisition	425,005	0.003	Open market purchase
9/25/15	Acquisition	4,429,385	0.0031	Open market purchase
9/25/15	Acquisition	1,942,240	0.0031	Open market purchase
9/25/15	Acquisition	500,000	0.0031	Open market purchase
9/28/15	Acquisition	1,860,568	0.0033	Open market purchase
9/28/15	Acquisition	1,271,213	0.0025	Open market purchase
9/28/15	Acquisition	1,640,000	0.0027	Open market purchase
9/28/15	Acquisition	4,404,264	0.0029	Open market purchase
9/28/15	Acquisition	1,461,215	0.0003	Open market purchase
9/28/15	Acquisition	625,000	0.0016	Open market purchase
9/30/15	Acquisition	4,074,166	0.0018	Open market purchase
9/30/15	Acquisition	1,343,510	0.0019	Open market purchase
9/30/15	Acquisition	4,007,000	0.0014	Open market purchase
10/2/15	Acquisition	5,131,666	0.0016	Open market purchase
10/2/15	Acquisition	5,000,000	0.0017	Open market purchase
10/2/15	Acquisition	1,246,328	0.0016	Open market purchase
10/2/15	Acquisition	3,750,000	0.0018	Open market purchase
10/2/15	Acquisition	7,219,999	0.0019	Open market purchase
10/2/15	Acquisition	6,882,355	0.0021	Open market purchase
10/2/15	Acquisition	7,071,835	0.002	Open market purchase
10/2/15	Acquisition	3,000,000	0.0016	Open market purchase
10/9/15	Acquisition	325,100	0.0016	Open market purchase
10/9/15	Acquisition	5,000,000	0.0017	Open market purchase
10/9/15	Acquisition	3,000,000	0.0019	Open market purchase
10/9/15	Acquisition	1,670,800	0.0018	Open market purchase
10/9/15	Acquisition	3,000,000	0.0019	Open market purchase

Date	Acquisition / Disposition	Number of Shares	Price per Share ($)	Where and How Effected
10/9/15	Acquisition	1,079,000	0.0018	Open market purchase
10/9/15	Acquisition	84,847	0.0017	Open market purchase
10/9/15	Acquisition	2,048,500	0.002	Open market purchase
10/9/15	Acquisition	1,980,000	0.0019	Open market purchase
10/9/15	Acquisition	7,000,000	0.0021	Open market purchase
10/9/15	Acquisition	2,975,553	0.0021	Open market purchase

(d)	Other than Mr. Gordon, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Mr. Gordon: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2015

/s/ John J. Gordon
John J. Gordon